                                             FILED PURSUANT TO RULE 424(B)(4)
                                             FILE NO. 333-46131
PROSPECTUS

                                2,000,000 SHARES

                                 [UNIFIRST LOGO]

                                  COMMON STOCK

     All of the 2,000,000 shares of Common Stock of UniFirst Corporation (the "Company") offered hereby (the "Offering") are being sold by the Selling Stockholder. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares offered hereby.

     The Common Stock is listed on the New York Stock Exchange under the symbol "UNF." On March 17, 1998, the closing price of the Common Stock as reported on the New York Stock Exchange was $28.75 per share. See "Price Range of Common Stock and Dividend Policy."

     All of the shares offered hereby by the Selling Stockholder are shares of Class B Common Stock, which will automatically convert into shares of Common Stock upon their sale in the Offering. The holders of Common Stock are entitled to one vote per share while the holders of Class B Common Stock are entitled to ten votes per share. The holders of Common Stock are also entitled to cash dividends equal to 125% of any cash dividends paid on shares of Class B Common Stock. See "Description of Capital Stock."

      SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
         SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
             ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================================
                                           PRICE TO               UNDERWRITING             PROCEEDS TO
                                            PUBLIC                DISCOUNT(1)         SELLING STOCKHOLDER(2)
-------------------------------------------------------------------------------------------------------------
Per Share.........................          $28.25                   $1.30                    $26.95
Total(3)..........................       $56,500,000               $2,600,000              $53,900,000
=============================================================================================================

(1) The Company and the Selling Stockholder have agreed to indemnify William Blair & Company, L.L.C., as Underwriter, against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company and the Selling Stockholder estimated at $350,000. The Company and the Selling Stockholder have agreed that all expenses of this Offering will be shared equally between them.
(3) The Selling Stockholder has granted to William Blair & Company, L.L.C., as Underwriter, a 30-day option to purchase up to 300,000 additional shares of Common Stock, solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder will be $64,975,000, $2,990,000 and $61,985,000, respectively.

     The Common Stock is offered by William Blair & Company, L.L.C. when, as and if delivered to and accepted by it and subject to its right to reject orders in whole or in part. It is expected that delivery of certificates for the shares of Common Stock will be made on or about March 23, 1998.

                            WILLIAM BLAIR & COMPANY

                 THE DATE OF THIS PROSPECTUS IS MARCH 18, 1998

         [Map of United States and Canada indicating Company locations.]








     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING STABILIZATION BIDS, SHORT-COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the consolidated financial statements and notes thereto incorporated by reference into this Prospectus and the detailed information appearing elsewhere herein. Except as otherwise noted, all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised. See "Underwriting."

                                  THE COMPANY

     The Company is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company rents, manufactures and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floormats and other non-garment items, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among the largest customers of the Company's conventional uniform rental business are divisions, units, regional operations or franchised agencies of such major organizations as General Electric Company, Honda (Canada), The Coca-Cola Company, Speedy Muffler King, Wal-Mart Stores, Inc. and E.I. du Pont de Nemours and Company. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. In fiscal 1997, the Company generated $419 million in revenue, of which approximately 68% was from the rental of uniforms and protective clothing, 22% was from the rental of non-garment items, 7% was from garment decontamination services, and 3% was from the direct sale of garments and related items.

     The Company's principal services include providing customers with uniforms and other non-garment items, picking up soiled uniforms or other items on a periodic basis (usually weekly), and delivering at the same time cleaned and processed items. The Company offers uniforms in a wide variety of styles, colors, sizes, fabrics and with personalized emblems selected by the customer. The Company's centralized services, specialized equipment and economies of scale generally allow the Company to be more cost effective in providing garment services than customers could be themselves, particularly those customers with high employee turnover rates. During fiscal 1997, the Company manufactured approximately 55% of the garments it placed in service. Because the Company designs and manufactures a majority of its own uniforms and protective clothes, it can produce custom garment programs for its larger customers, offer a diverse range of such designs within its standard line of garments, and better control the quality, price and speed at which it produces such garments.

     According to industry data compiled by the Uniform and Textile Service Association, approximately 46 million of the 128 million people in the United States civilian workforce at the beginning of 1997 wore some form of specialized work clothing. Of this total, approximately 15.4 million people worked for companies that purchased such clothing for their employees and another 6.5 million people wore uniforms rented by their employers from uniform service companies. The Uniform and Textile Service Association estimates that uniform rental services alone generated approximately $4.8 billion and $5.3 billion in revenue during 1996 and 1997, respectively, and that this industry has grown at a compound annual rate of approximately 7.2% since 1983. The Company believes that the uniform industry's overall growth has resulted from increasing numbers of companies choosing to outfit their employees in uniforms in order to foster greater company identity, enhance their corporate image and improve employee safety, productivity and morale. The Company also believes that growth in the rental segment of the industry in particular will continue as businesses that might otherwise purchase uniforms realize the greater control, simplified administration, and improved economics that uniform rental services programs offer.

--------------------------------------------------------------------------------

     From fiscal 1995 to fiscal 1997, the Company's revenues grew at a compound annual rate of 8.6% from $355 million to $419 million. During the same period, earnings per share grew at a compound annual rate of 17.7% from $1.01 per share to $1.40 per share. The Company achieved this higher rate of earnings per share growth through the realization of operating efficiencies and cost controls that enabled the Company to increase its operating margins from 9.7% in fiscal 1995 to 11.2% in fiscal 1997.

     The Company seeks to enhance its position as one of the nation's leading providers of uniforms and protective clothing by building on its core business strengths, which include the following:

     - Maintain Client and Geographic Diversification and Multi-Year Client Relationships. The Company currently services over 100,000 customer locations in 45 states, Canada and Europe from 125 service facilities and distribution centers. During each of the past five years, no single customer accounted for more than 1% of the Company's revenues. The Company typically serves its customers pursuant to written service contracts that range in duration from three to five years.

     - Provide Superior Customer Service. The Company serves its customers through approximately 925 route salespersons, who generally interact on a weekly basis with their accounts, and more than 500 service support people, who are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees, garment repair and replacement, billing inquiries and other matters.

     - Invest in Advanced Systems and Facilities. The Company's investments in systems and facilities have enhanced the Company's customer service, sales, marketing, inventory control and finance functions and enable the Company to effectively manage its geographically dispersed operations. In addition, by the end of fiscal 1998, the Company expects to complete construction of its 310,000 square foot Owensboro, Kentucky distribution center, which the Company believes will be one of the largest and most advanced garment distribution facilities in the industry. The Company expects that this new facility will enable it to streamline its distribution and inventory control systems and provide it with the operational capacity to expand its direct sales business.

The Company intends to continue to grow its business by focusing on the following strategies:

     - Pursue Internal Growth Initiatives. The Company plans to achieve internal growth through new market start-ups, the expansion of sales routes, targeted marketing efforts, increasing penetration of existing customer accounts, and increasing direct sales. The Company also plans to expand its recently established national account sales organization.

     - Leverage the Customer Base. The Company intends to continue to leverage its excellent service relationship with its uniform rental customers by offering such customers non-garment items, such as industrial wiping products, floormats and mops, and related services, as well as by promoting direct purchases of uniforms and accessories.

     - Expand Through Acquisitions. The Company seeks to acquire uniform service businesses that have established customer bases, excellent service reputations, and the size and quality of operations necessary to serve as the Company's base for expansion in a new market or that can help grow its operations in an existing market. Since the beginning of fiscal 1993, the Company has acquired numerous businesses, including 10 which had annual revenues of more than $1.0 million at the time of purchase.

     - Develop Existing and New Niche Businesses. The Company intends to develop additional niche businesses to complement its specialized garment business, including its nuclear decontamination and clean-room garment services.

--------------------------------------------------------------------------------

                                  THE OFFERING

Shares Offered by the Selling Stockholder.......................................   2,000,000
Shares Outstanding Immediately After the Offering...............................  20,510,608(1)
New York Stock Exchange Symbol..................................................  UNF

---------------

(1) Consists of 9,903,864 shares of Common Stock and 10,606,744 shares of Class B Common Stock. See "Description of Capital Stock." Excludes 150,000 shares available for future grant under the Company's stock incentive plan.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                  THREE MONTHS ENDED
                                       FISCAL YEAR ENDED AUGUST(1)                    NOVEMBER(1)
                           ----------------------------------------------------   -------------------
                             1993       1994       1995       1996       1997       1996       1997
                           --------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA
Revenues.................. $287,728   $318,039   $355,041   $391,794   $419,093   $103,976   $112,402
Income from operations....   30,745     32,457     34,531     40,915     47,001     12,789     14,372
Net income................   17,689     18,871     20,634     24,662     28,723      7,855      8,826
Net income per share...... $   0.86   $   0.92   $   1.01   $   1.20   $   1.40   $   0.38   $   0.43
Weighted average number of
  shares outstanding......   20,453     20,506     20,511     20,511     20,511     20,511     20,511

BALANCE SHEET DATA (AT PERIOD END)
Working capital........... $ 19,241   $ 27,957   $ 31,501   $ 38,650   $ 37,614   $ 38,886   $ 40,086
Total assets..............  219,064    250,160    272,691    302,378    339,626    311,469    353,781
Total debt................   32,231     41,602     36,376     39,365     40,837     34,991     42,704
Total shareholders'
  equity..................  132,723    149,472    168,596    191,109    217,192    198,494    225,150

---------------

(1) The Company's fiscal year ends on the last Saturday in August, and the Company's first fiscal quarter ends on the last Saturday in November.

     The Company was incorporated in Massachusetts in 1950, as a successor to certain businesses formed in 1936. The Company's principal executive office is located at 68 Jonspin Road, Wilmington, Massachusetts 01887-1086, and its telephone number is (978) 658-8888. The address of the Company's World Wide Web site is http://www.unifirst.com. The Company's website is not and shall not be deemed to be a part of this Prospectus.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     In addition to the other information in this Prospectus, potential purchasers should consider carefully the following factors in evaluating the Company, its business and the shares of Common Stock offered hereby:

COMPETITION

     The uniform rental and sales industry is highly competitive and there are other firms in the industry that are larger and have greater financial resources than the Company. The Company's leading competitors include ARAMARK Corporation, Cintas Corporation, G&K Services, Inc. and Unitog Company. In addition to its traditional rental competitors, the Company may increasingly compete in the future with businesses that focus on selling uniforms and other related items. The principal methods of competition in the industry are quality of service and price. To the extent existing or future competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby adversely impacting operating results. The Company's competitors also generally compete with the Company for acquisition candidates, which has the effect of increasing the price for acquisitions and reducing the number of available acquisition candidates. See "Business -- Competition."

GENERAL ECONOMIC CONDITIONS

     The Company's business may be adversely affected by national or regional economic slowdowns or by certain industry specific slowdowns. In particular, further declines in the nuclear energy industry may adversely effect the Company's garment decontamination business. In addition, it has been publicly reported that the government may increase the minimum hourly wage. Such an increase could cause the Company to raise the pay of its more than 4,500 hourly workers, and such increased costs, if not passed through to its customers, could adversely affect the results of operations of the Company. The Company's operating results may also be adversely affected by events or conditions in a particular area, such as adverse weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest expense to the Company under its credit facility.

SEASONALITY AND QUARTERLY FLUCTUATIONS

     Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and of commencing start-up operations and related costs; the effectiveness of integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of the Company's customers; and price changes in response to competitive factors. In addition, the Company's operating results historically have been seasonally lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The Company incurs various costs in integrating or establishing newly acquired businesses or start-up operations, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Start-up operations in particular lack the support of an existing customer base and require a significantly longer period to develop sales opportunities and meet targeted operating results. These factors, among others, make it likely that in some future quarter the Company's results of operations may be below the expectations of securities analysts and investors, which could have a material adverse effect on the market price of the Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Seasonality and Selected Quarterly Operating Results."

MANAGEMENT OF GROWTH; NEW DISTRIBUTION FACILITY

     The successful implementation of the Company's growth strategy will require the Company to increase its work force, the scope of its operating and financial systems and the geographic area of its operations. The Company believes this growth will increase the operating complexity of the Company and the level of responsibility for both existing and new management personnel. See "Business -- Business Strategy."

Managing and sustaining the Company's growth and expansion will require substantial enhancements to the Company's operational and financial systems and controls, as well as additional administrative, operational and financial resources. There can be no assurance that the Company will be able to manage its expanding operations successfully or that it will be able to maintain or accelerate its growth, and any failure to do so could have a material adverse effect on the Company's results of operations.

     The Company is in the process of constructing a new 310,000 square foot distribution center in Owensboro, Kentucky, which the Company expects to complete in late fiscal 1998. The Company has expended approximately $25.0 million to date on this facility and estimates that it will expend an additional $1.8 million to complete the facility. During a transition period following its completion, certain of the operations at this new facility will duplicate operations at other Company locations resulting in increased operating costs. To the extent actual expenditures or duplicate operating costs exceed estimates, it could have a material adverse effect on the Company's results of operations. Certain software and information systems that have not been previously used by the Company will be utilized at the new facility. In addition, in connection with operating the new facility, the Company will be required to hire new personnel. There can be no assurance that the operations of this facility will proceed on schedule or that the operational and financial performance of the new facility will meet the Company's expectations. If the Company is not successful in these regards, it could have a material adverse effect on the Company's results of operations. Following a transition period, the Company intends to consolidate its two existing distribution facilities into the Owensboro distribution facility. As a result, substantially all of the Company's distribution and direct sales operations will be conducted from this facility. Destruction of all or part of the Owensboro facility or a disruption in its operations would have a material adverse effect on the Company's results of operations.

ENVIRONMENTAL REGULATION

     The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits.

     In addition, the federal Environmental Protection Agency has recently proposed a federal environmental regulatory framework applicable to industrial laundry operations that would replace local regulations. Scheduled to take effect in 1999, these regulations, if implemented as proposed, would require the Company to expend substantial amounts on compliance, thereby increasing the Company's operating costs and capital expenditures. To the extent such costs and expenses could not be offset through price increases, the Company's results of operations could be adversely affected.

     The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases by the applicable state agency, and are subject to regulation by federal, state and local authorities. In recent years, there has been increased scrutiny and, in certain cases, regulation of nuclear facilities and related services that have resulted in the suspension of operations at certain nuclear facilities served by the Company or disruptions of the Company's ability to service such facilities. There can be no assurance that such increased scrutiny will not lead to the shut-down of such facilities or otherwise cause material disruptions in the Company's garment decontamination business.

ACQUISITIONS

     Since the beginning of fiscal 1993, the Company has acquired numerous businesses, including 10 which had annual revenues of more than $1.0 million at the time of purchase. Moreover, a principal component of the Company's growth strategy is to actively pursue additional acquisition opportunities. In order to achieve anticipated benefits from these acquisitions, the Company must successfully integrate any acquired businesses with its existing operations, and no assurance can be given that the Company will be successful in this regard. In addition, attractive acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers. There can be no assurance that the Company will be able to complete future acquisitions. In order to finance such acquisitions, it may be necessary for the Company to obtain additional funds either through public or private financings, including bank and other secured and unsecured borrowings and the issuance of debt or equity securities. There can be no assurance that future issuances of securities in connection with acquisitions will not be dilutive to the Company's stockholders.

DEPENDENCE ON THIRD PARTIES

     The Company utilizes United Parcel Service and other common carriers to ship a large portion of its products. Following completion of the Company's new Owensboro, Kentucky distribution facility, the Company's reliance on United Parcel Service and other common carriers is expected to increase significantly. Strikes or other service interruptions affecting such carriers could impair the Company's ability to deliver products on a timely and cost-effective basis. In addition, because the Company typically bears the cost of shipment to its customers, any increase in shipping rates could adversely affect the Company's operating results. The Company manufactured approximately 55% of all garments which it placed in service in fiscal 1997. The balance of garments used in the Company's programs are purchased from a variety of industry suppliers. The Company currently acquires the raw materials with which it produces its garments from a limited number of suppliers. If the Company were to experience difficulty obtaining any of its raw materials from such suppliers and was unable to obtain new materials or supplies from other industry suppliers, it could adversely affect the Company's results of operations. See "Business -- Manufacturing and Sourcing."

VOLATILITY OF STOCK PRICE

     The Common Stock's market price has experienced and can be expected to continue to experience significant volatility. Such volatility may be caused by fluctuations in the Company's operating results, changes in earnings estimated by investment analysts, the number of shares of Common Stock traded each day, the degree of success the Company achieves in implementing its business and growth strategies, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated to, or disproportionate to, the operating performance of its listed companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the price at which shares of Common Stock are offered hereby.

DEPENDENCE ON SENIOR MANAGEMENT; ABILITY TO ATTRACT AND RETAIN QUALITY PERSONNEL

     The Company's success is largely dependent on the skills, experience and efforts of its senior management and certain other key personnel. See "Management." If, for any reason, one or more senior executives or key personnel were not to remain active in the Company, the Company's results of operations could be adversely affected. The Company's future success also depends upon its ability to attract and retain qualified managers and technical and marketing personnel, as well as sufficient numbers of hourly workers. There is competition in the market for the services of such qualified personnel and hourly workers and the Company's failure to attract and retain such personnel or workers could adversely affect the Company's results of operations.

CONTROL BY EXISTING STOCKHOLDERS

     Following the sale of the shares offered hereby, Mr. Aldo Croatti, the Selling Stockholder, will own 8,199,060 shares of Class B Common Stock, which will represent approximately 40.0% of the aggregate number of outstanding shares of Common Stock and Class B Common Stock, and approximately 70.7% of the combined voting power of the outstanding shares of Common Stock and Class B Common Stock. In addition, following such sale, other members of the Selling Stockholder's family will beneficially own in the aggregate 677,778 shares of Common Stock and 2,406,404 shares of Class B Common Stock, which will represent approximately 15.0% of the aggregate number of outstanding shares of Common Stock and Class B Common Stock, and approximately 21.3% of the combined voting power of the outstanding shares of Common Stock and Class B Common Stock. Holders of the Class B Common Stock are entitled to 10 votes per share, while holders of the Common Stock are entitled to one vote per share. As a result, the Selling Stockholder, acting individually or with other family members, could effectively control most matters requiring approval by the stockholders of the Company, including the election of a majority of the directors. This voting control, together with certain provisions of the Company's By-laws and Restated Articles of Organization, could have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Capital Stock."

INFORMATION SYSTEMS; YEAR 2000

     The Company has made a substantial investment in its information systems and intends to spend significant amounts on its information systems in the future. In particular, the Company is currently evaluating the programming code in its existing computer and software systems as the millennium ("Year 2000") approaches. The issue with respect to Year 2000 is whether systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause complete system failures. The Company believes that its account management software system, which it recently developed, and the software systems being installed at its Owensboro, Kentucky facility are Year 2000 compliant. However, the Company is evaluating its other systems and expects that it may need to upgrade or replace certain of them, including its general ledger, accounts payable and payroll interface software systems, to handle the rollover into the Year 2000. The Company has not yet quantified the anticipated costs of addressing Year 2000 issues. There can be no assurance that the Year 2000 problem will not have a material adverse effect on the results of operations of the Company.

                   SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

     Forward looking statements contained in this Prospectus are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995 and are highly dependent upon a variety of important factors that could cause actual results to differ materially from those reflected in such forward looking statements. The factors include those indicated in "Risk Factors" above, as well as the risks and uncertainties relating to the Company's possible change in its amortization policy for its garments and the timing of the completion of, and commencement of operations at, its new Owensboro, Kentucky distribution facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." The Company's results of operations could also be affected by its ability to control manufacturing and operating costs. When used in this document and documents referenced herein, the words "intend," "anticipate," "believe," "estimate," and "expect" and similar expressions as they relate to the Company are included to identify such forward looking statements.

                                USE OF PROCEEDS

     The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. See "Principal and Selling Stockholders."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the New York Stock Exchange under the symbol "UNF." The following table sets forth, for the fiscal quarters indicated, the high and low closing prices of the Common Stock as reported on the New York Stock Exchange and the dividends paid on the Common Stock and Class B Common Stock during such periods:

                                                                              DIVIDENDS PER SHARE
                                                        PRICE PER SHARE       -------------------
                                                      --------------------    CLASS B
                                                       HIGH          LOW       COMMON     COMMON
                                                       ----          ---      -------     ------
Fiscal Year Ended August 1996
     First Quarter..................................  $15.625      $13.500     $0.020     $0.025
     Second Quarter.................................   19.125       15.125      0.020      0.025
     Third Quarter..................................   25.250       17.875      0.024      0.030
     Fourth Quarter.................................   23.000       19.250      0.024      0.030
Fiscal Year Ended August 1997
     First Quarter..................................  $21.750      $18.250     $0.024     $0.030
     Second Quarter.................................   23.000       20.125      0.024      0.030
     Third Quarter..................................   21.125       18.750      0.024      0.030
     Fourth Quarter.................................   25.500       18.875      0.024      0.030
Fiscal Year Ending August 1998
     First Quarter..................................  $25.813      $22.250     $0.024     $0.030
     Second Quarter.................................   28.063       24.563      0.024      0.030
     Third Quarter (through March 17, 1998).........   28.750       26.813

     On March 17, 1998, the closing price of the Common Stock as reported on the New York Stock Exchange was $28.75 per share. As of February 9, 1998, there were approximately 163 holders of record of the Common Stock and 19 holders of record of the Class B Common Stock. The Company believes that the number of beneficial owners of the Common Stock is substantially greater than the number of record holders because a large portion of the Common Stock is held of record in broker "street names."

     The Company has paid regular quarterly dividends since 1983 and intends to continue such policy subject to, among other factors, its earnings, financial condition and capital requirements. No dividends will be payable unless declared by the Board of Directors and then only to the extent funds are legally available for the payment of such dividends. In the event that the Board pays a dividend, the Common Stock must receive a dividend equal to no less than 125% of any dividend paid on the Class B Common Stock. See "Description of Capital Stock." On January 13, 1998, the Board of Directors of the Company declared a quarterly dividend of $.03 and $.024 per share on the Common Stock and Class B Common Stock, respectively, payable on April 1, 1998 to stockholders of record on March 11, 1998.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents selected consolidated financial data for the Company. The selected data presented below for, and as of the end of, each of the fiscal years in the five-year period ended August 30, 1997, are derived from the Company's consolidated financial statements, which consolidated financial statements have been audited by Arthur Andersen LLP, independent public accountants. The selected data presented below for, and as of the end of, the quarterly periods ended November 30, 1996 and November 29, 1997, are derived from the Company's unaudited consolidated financial statements which have been prepared on the same basis as the audited consolidated financial statements, and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position of the Company at such dates and its results of operations for such periods. The results of operations for any interim period are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim period. This information should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere herein.

                                                                                            THREE MONTHS ENDED
                                             FISCAL YEAR ENDED AUGUST(1)                       NOVEMBER(1)
                               --------------------------------------------------------    --------------------
                                 1993        1994        1995        1996        1997        1996        1997
                               --------    --------    --------    --------    --------    --------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Revenues.....................  $287,728    $318,039    $355,041    $391,794    $419,093    $103,976    $112,402
Costs and expenses:
    Operating costs..........   173,772     196,511     222,205     240,672     256,896      62,120      66,325
    Selling and
      administrative
      expenses...............    66,757      71,159      79,111      89,393      91,810      23,520      25,397
    Depreciation and
      amortization...........    16,454      17,912      19,194      20,814      23,386       5,547       6,308
                               --------    --------    --------    --------    --------    --------    --------
                                256,983     285,582     320,510     350,879     372,092      91,187      98,030
                               --------    --------    --------    --------    --------    --------    --------
Income from operations.......    30,745      32,457      34,531      40,915      47,001      12,789      14,372

Interest expense (income):
    Interest expense.........     2,889       2,726       2,963       2,659       2,351         585         651
    Interest income..........      (220)       (213)       (176)       (261)       (233)        (70)        (70)
                               --------    --------    --------    --------    --------    --------    --------
                                  2,669       2,513       2,787       2,398       2,118         515         581
                               --------    --------    --------    --------    --------    --------    --------
Income before income taxes...    28,076      29,944      31,744      38,517      44,883      12,274      13,791
Provision for income taxes...    10,387      11,073      11,110      13,855      16,160       4,419       4,965
                               --------    --------    --------    --------    --------    --------    --------
Net income...................  $ 17,689    $ 18,871    $ 20,634    $ 24,662    $ 28,723    $  7,855    $  8,826
                               ========    ========    ========    ========    ========    ========    ========
Net income per share.........  $   0.86    $   0.92    $   1.01    $   1.20    $   1.40    $   0.38    $   0.43
Weighted average number of
  shares outstanding.........    20,453      20,506      20,511      20,511      20,511      20,511      20,511

BALANCE SHEET DATA (AT PERIOD END)
Working capital..............  $ 19,241    $ 27,957    $ 31,501    $ 38,650    $ 37,614    $ 38,886    $ 40,086
Total assets.................   219,064     250,160     272,691     302,378     339,626     311,469     353,781
Total debt...................    32,231      41,602      36,376      39,365      40,837      34,991      42,704
Total shareholders' equity...   132,723     149,472     168,596     191,109     217,192     198,494     225,150

---------------

(1) The Company's fiscal year ends on the last Saturday in August, and the Company's first fiscal quarter ends on the last Saturday in November.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company was founded in 1936 and currently services over 100,000 customer locations in 45 states, Canada and Europe from 125 service locations and distribution centers. The Company has historically grown through a combination of internal growth at its existing locations, new location start-ups and acquisitions. The Company has financed its new location start-ups and acquisitions principally with internally generated cash flow and unsecured borrowings. Since the beginning of fiscal 1993, the Company has acquired numerous businesses, including 10 which had annual revenues of more than $1.0 million at the time of purchase. The Company focuses on increasing revenues and profitability across its locations through investments in sales force personnel and training, information systems, facilities and equipment designed to improve asset utilization, and targeted marketing efforts. From fiscal 1995 to fiscal 1997, the Company's revenues grew at a compound annual rate of 8.6%, from $355 million to $419 million. During the same period, earnings per share grew at a compound annual rate of 17.7%, from $1.01 per share to $1.40 per share. The Company achieved this higher rate of earnings per share growth through the realization of operating efficiencies and cost controls that enabled the Company to increase its operating margins from 9.7% in fiscal 1995 to 11.2% in fiscal 1997.

     The Company's principal business is the rental and servicing of workplace uniforms and protective clothing and non-garment items, such as industrial wiping products, floormats and mops. The Company typically serves its customers pursuant to written service contracts that range in duration from three to five years. For fiscal 1995, 1996 and 1997, the Company's garment rental operations produced approximately 67%, 67% and 68%, respectively, of its revenues, and the rental of non-garment items accounted for 22%, 23% and 22% of revenue in each of those years. At certain specialized facilities, the Company also decontaminates and cleans work clothes which may have been exposed to radioactive materials and services special cleanroom protective wear. The Company's specialized garment services business produced approximately 8%, 7% and 7% of its revenues for fiscal 1995, 1996 and 1997, respectively. In addition, the Company sells a full range of garments and other items directly to customers. These sales accounted for 3% of the Company's revenues in each of fiscal 1995, 1996 and 1997. The Company's policy is to recognize revenues when the actual services are provided to customers. Customers are generally invoiced on a weekly basis.

     The Company is in the process of constructing a new 310,000 square foot distribution center in Owensboro, Kentucky which the Company intends to complete in late fiscal 1998. The Company has expended approximately $25.0 million to date on this facility, including approximately $6.2 million on information systems hardware and software, and estimates that it will expend an additional $1.8 million, including approximately $1.0 million on information systems hardware and software, to complete the facility. During a transition period following its completion, certain of the operations at this new facility will duplicate operations at other Company locations resulting in increased operating costs. Following this transition period, the Company intends to consolidate its two existing distribution facilities into the Owensboro distribution facility. Following such consolidation, substantially all of the Company's distribution and direct sales operations will be conducted from this facility. See "Risk Factors -- Management of Growth; New Distribution Facility."

     The Company intends to invest approximately $4.5 million during the remainder of fiscal 1998 on information systems hardware and software to upgrade certain of its Company-wide systems. The Company's systems expenditures will increase the Company's depreciation expense as compared to prior years.

     The Company is currently considering implementing in its fiscal 1998 fourth quarter an increased amortization period for most garments placed in service from 12 months to 15 months, which is more consistent with their respective useful life. The Company believes that most of the Company's principal publicly-held competitors amortize their garments over an average of 15 to 18 months.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of revenues represented by each line item in the Company's consolidated statements of income together with the percentage change in such items compared to the same period in the prior fiscal year. There can be no assurance that the indicated trends in revenue growth or operating results will continue in the future.

                                 PERCENTAGE OF TOTAL REVENUES           PERCENTAGE INCREASE (DECREASE)
                             -------------------------------------  --------------------------------------
                                                         THREE
                               FISCAL YEAR ENDED     MONTHS ENDED                                THREE
                                   AUGUST(1)          NOVEMBER(1)                             MONTHS ENDED
                             ---------------------   -------------    1996 VS      1997 VS    NOVEMBER(1)
                             1995    1996    1997    1996    1997      1995         1996      1997 VS 1996
                             -----   -----   -----   -----   -----  -----------  -----------  ------------
Revenues.................... 100.0%  100.0%  100.0%  100.0%  100.0%     10.4%         7.0%          8.1%
Costs and expenses:
     Operating costs........  62.6    61.5    61.3    59.8    59.0       8.3          6.7           6.8
     Selling and
       administrative
       expenses.............  22.3    22.8    21.9    22.6    22.6      13.0          2.7           8.0
     Depreciation and
       amortization.........   5.4     5.3     5.6     5.3     5.6       8.4         12.4          13.7
                             -----   -----   -----   -----   -----

Income from operations......   9.7    10.4    11.2    12.3    12.8      18.5         14.9          12.4
Net interest expense........   0.8     0.6     0.5     0.5     0.5     (14.0)       (11.7)         12.8
                             -----   -----   -----   -----   -----

Income before income
  taxes.....................   8.9     9.8    10.7    11.8    12.3      21.3         16.5          12.4
Provision for income
  taxes.....................   3.1     3.5     3.8     4.2     4.4      24.7         16.6          12.4
                             -----   -----   -----   -----   -----
Net income..................   5.8%    6.3%    6.9%    7.6%    7.9%     19.5%        16.5%         12.4%
                             =====   =====   =====   =====   =====

---------------

(1) The Company's fiscal year ends on the last Saturday in August, and the Company's first fiscal quarter ends on the last Saturday in November.

FISCAL QUARTER ENDED NOVEMBER 29, 1997 COMPARED WITH FISCAL QUARTER ENDED NOVEMBER 30, 1996

     Revenues. Fiscal 1998 first quarter revenues increased $8.4 million or 8.1% over the fiscal 1997 first quarter. This increase can be attributed to growth from existing operations (6.1%), acquisitions (1.0%) and price increases (1.0%). Growth from existing operations was primarily from the conventional uniform rental business and to a lesser extent from the Company's nuclear garment services business. The Company completed three acquisitions (two in Massachusetts in February and August 1997 and one in Vancouver, British Columbia in April 1997) that contributed to the increase in its revenues for the first quarter of fiscal 1998.

     Operating Costs. Operating costs increased to $66.3 million for the first quarter of fiscal 1998 as compared with $62.1 million for the same period of fiscal 1997 as a result of costs associated with increased revenues, but declined to 59.0% from 59.8% as a percentage of revenues for these periods. The improvement in operating costs as a percentage of revenues was due primarily to the Company's ongoing focus on controlling costs.

     Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $25.4 million for the first quarter of fiscal 1998 as compared with $23.5 million for the same period in fiscal 1997 primarily due to increased sales personnel and other costs to support the Company's increased revenues. The Company's selling and administrative expenses as a percentage of revenues remained stable at 22.6% for both periods.

     Depreciation and Amortization. The Company's depreciation and amortization expense increased to $6.3 million, or 5.6% of revenues, for the first quarter of fiscal 1998 as compared with $5.5 million, or 5.3% of revenues, for the same period in fiscal 1997. This increase was due primarily to increased capital expenditures for new facility openings and renovations.

     Net Interest Expense. Net interest expense was $581,000 in the first quarter fiscal of 1998 as compared to $515,000 in the same period of fiscal 1997. The increase is attributable primarily to higher debt levels in fiscal 1998. Net interest expense was 0.5% of revenues for each period.

     Income Taxes. The Company's effective income tax rate was 36.0% in both periods.

FISCAL YEAR ENDED AUGUST 30, 1997 COMPARED WITH FISCAL YEAR ENDED AUGUST 31,
1996

     Revenues. In 1997 revenues increased 7.0% to $419.1 million as compared with $391.8 million for 1996. This increase can be attributed to growth from existing operations (5.5%), acquisitions (2.4%) and price increases (1.0%), offset by one week less of revenue in 1997 (1.9%). Growth from existing operations was primarily from the conventional rental business. The increase in revenues attributable to acquisitions primarily resulted from three 1996 acquisitions made in California, Michigan and Oklahoma.

     Operating Costs. Operating costs increased to $256.9 million for 1997 as compared with $240.7 million for 1996 as a result of costs associated with increased revenues. The Company's operating costs as a percentage of revenues decreased slightly to 61.3% in 1997 from 61.5% in 1996.

     Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $91.8 million for 1997 as compared with $89.4 million in 1996, but declined to 21.9% of revenues in 1997 from 22.8% of revenues in 1996. The increase in selling and administrative expense was primarily attributable to commissions and other costs associated with increased staffing levels to support the expansion of the Company's business throughout the period. The decrease in selling and administrative expense as a percentage of the revenues was primarily due to reduced professional services and consulting fees.

     Depreciation and Amortization. The Company's depreciation and amortization expense increased to $23.4 million, or 5.6% of revenues, for 1997 as compared with $20.8 million, or 5.3% of revenues, for 1996. This increase in depreciation and amortization expense as a percentage of revenues was due primarily to increased capital expenditures to expand and update Company facilities in 1997.

     Net Interest Expense. Net interest expense declined to $2.1 million, or 0.5% of revenues, in 1997 as compared to $2.4 million, or 0.6% of revenues, in 1996. The decrease is attributable to lower interest rates.

     Income Taxes. The Company's effective income tax rate was 36.0% in both 1997 and 1996.

FISCAL YEAR ENDED AUGUST 31, 1996 COMPARED WITH FISCAL YEAR ENDED AUGUST 26,
1995

     Revenues. In 1996 revenues increased 10.4% to $391.8 million as compared with $355.0 million for 1995. This increase can be attributed to growth from existing operations (5.8%), an extra week of revenue (1.9%), acquisitions (1.7%) and price increases (1.0%). Growth from existing operations was primarily from the conventional rental business. The increase in revenues from acquisitions primarily resulted from two 1995 acquisitions in Tennessee and Calgary, Alberta.

     Operating Costs. Operating costs increased to $240.7 million for 1996 as compared with $222.2 million for 1995 as a result of costs associated with increased revenues, but declined to 61.5% from 62.6% as a percentage of revenues for these periods. The decline in operating costs as a percentage of revenues was due primarily to improved uniform merchandise utilization. Offsetting the merchandise improvement were lower comparative contributions from the nuclear garment services business.

     Selling and Administrative Expenses. The Company's selling and administrative expenses increased to $89.4 million, or 22.8% of revenues, for 1996 as compared with $79.1 million, or 22.3% of revenues, for 1995. The increase in selling and administrative expense was primarily attributable to commissions and other costs associated with increased staffing levels to support expansion of the Company's business throughout the period and increased professional services and consulting fees.

     Depreciation and Amortization. The Company's depreciation and amortization expense increased to $20.8 million for 1996 as compared with $19.2 million for 1995, but declined slightly as a percentage of revenues to 5.3% for 1996 from 5.4% for 1995. The increase in depreciation and amortization expense was primarily due to increased capital expenditures to expand and update Company facilities.

     Net Interest Expense. Net interest expense declined to $2.4 million, or 0.6% of revenues, in 1996, as compared to $2.8 million, or 0.8% of revenues, in 1995. The decline is attributable to lower average debt levels and lower interest rates during 1996.

     Income Taxes. The Company's effective income tax rate was 36.0% in 1996 and 35.0% in 1995. The increase is due primarily to reduced benefits from a corporate-owned life insurance program and higher state income taxes.

LIQUIDITY AND CAPITAL RESOURCES

     Shareholders' equity at November 29, 1997 was $225.2 million, or 84.1% of total capitalization.

     Net cash provided by operating activities was $55.8 million in fiscal 1997 and totaled $139.8 million for the three years ended August 30, 1997. These cash flows were used primarily to fund $99.0 million in capital expenditures to expand and update Company facilities, including construction of new facilities in Owensboro, Kentucky; Atlanta, Georgia; Pompano Beach, Florida; Corpus Christi, Texas; Ontario, California; and Coevorden, The Netherlands. Additionally, $32.8 million was used for acquisitions during this three year period. Net cash provided by operating activities was $13.4 million for the three months ended November 29, 1997, which was primarily used to fund capital expenditures of $12.8 million, and dividends of $540,000. The Company estimates that its capital expenditures for fiscal 1998 will approximate $45 million, consisting of $22 million for machinery and equipment, $10 million for new software and systems, $8 million for building improvements, and $5 million for vehicles.

     The Company had $4.2 million in cash and $24.7 million available on its $60 million unsecured line of credit with two banks as of November 29, 1997. Under the line of credit, the Company may borrow funds at variable interest rates based on the LIBOR rate or the bank's money market rate, as selected by the Company. The Company believes its generated cash from operations and the Company's borrowing capacity will adequately cover its foreseeable capital requirements.

SEASONALITY AND SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth certain information derived from the Company's unaudited quarterly consolidated statements of income. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and of commencing start-up operations and related costs; the effectiveness of integrating acquired businesses and start-up operations; the timing of nuclear plant outages; capital expenditures; seasonal rental and purchasing patterns of the Company's customers; and price changes in response to competitive factors. In addition, the Company's operating results historically have been lower during the second and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of the results to be expected for an entire fiscal year or any other interim periods. See "Risk Factors -- Seasonality and Quarterly Fluctuations."

                                                                                                                       1998
                                                                                                                     QUARTER
                                        1996 QUARTERS ENDED                         1997 QUARTERS ENDED               ENDED
                              ----------------------------------------   -----------------------------------------   --------
                              NOV. 25,   MAR. 2,    JUNE 1,   AUG. 31,   NOV. 30,   MAR. 1,    MAY 31,    AUG. 30,   NOV. 29,
                                1995       1996      1996       1996       1996       1997       1997       1997       1997
                              --------   --------   -------   --------   --------   --------   --------   --------   --------
INCOME STATEMENT DATA
Revenues....................  $95,413    $100,825   $98,554   $ 97,002   $103,976   $102,064   $107,124   $105,929   $112,402
Costs and expenses:
    Operating costs.........   57,577      63,604    59,339     60,152     62,120     64,218     65,905     64,653     66,325
    Selling and
      administrative
      expenses..............   21,754      23,907    22,868     20,864     23,520     23,033     23,123     22,134     25,397
    Depreciation and
      amortization..........    4,905       5,093     5,340      5,476      5,547      5,645      5,969      6,225      6,308
                              -------    --------   -------    -------   --------   --------   --------   --------   --------
                               84,236      92,604    87,547     86,492     91,187     92,896     94,997     93,012     98,030
                              -------    --------   -------    -------   --------   --------   --------   --------   --------
Income from operations......   11,177       8,221    11,007     10,510     12,789      9,168     12,127     12,917     14,372

Interest expense (income):
    Interest expense........      665         574       755        665        585        566        641        559        651
    Interest income.........      (66)        (65)      (61)       (69)       (70)       (36)       (49)       (78)       (70)
                              -------    --------   -------    -------   --------   --------   --------   --------   --------
                                  599         509       694        596        515        530        592        481        581
                              -------    --------   -------    -------   --------   --------   --------   --------   --------
Income before income
  taxes.....................   10,578       7,712    10,313      9,914     12,274      8,638     11,535     12,436     13,791
Provision for income
  taxes.....................    3,808       2,776     3,713      3,558      4,419      3,109      4,153      4,479      4,965
                              -------    --------   -------    -------   --------   --------   --------   --------   --------
Net income..................  $ 6,770    $  4,936   $ 6,600   $  6,356   $  7,855   $  5,529   $  7,382   $  7,957   $  8,826
                              =======    ========   =======    =======   ========   ========   ========   ========   ========
Net income per share........  $  0.33    $   0.24   $  0.32   $   0.31   $   0.38   $   0.27   $   0.36   $   0.39   $   0.43
Weighted average number of
  shares outstanding........   20,511      20,511    20,511     20,511     20,511     20,511     20,511     20,511     20,511

INFORMATION SYSTEMS; YEAR 2000

     The Company has made a substantial investment in its information systems and intends to spend significant amounts on its information systems in the future. In particular, the Company is currently evaluating Year 2000 issues concerning the ability of systems to properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause complete system failures. The Company believes that its account management software system, which it recently developed, and the software systems being installed at its Owensboro, Kentucky facility are Year 2000 compliant. However, the Company is evaluating its other systems and expects that it may need to upgrade or replace certain of them, including its general ledger, accounts payable and payroll interface software systems, to handle the rollover into the Year 2000. The Company has not yet quantified the anticipated costs of addressing Year 2000 issues. There can be no assurance that the Year 2000 problem will not have a material adverse effect on the results of operations of the Company.

EFFECTS OF INFLATION

     Inflation has had the effect of increasing the reported amounts of the Company's revenues and costs. The Company uses the last-in, first-out (LIFO) method to value a significant portion of inventories. This method tends to reduce the amount of income due to inflation included in the Company's results of operations. The Company believes that, through increases in its prices and productivity improvements, it has been able to recover increases in costs and expenses attributable to inflation.

                                    BUSINESS

GENERAL

     The Company is one of the largest providers of workplace uniforms and protective clothing in the United States. The Company rents, manufactures and sells a wide range of uniforms and protective clothing, including shirts, pants, jackets, coveralls, jumpsuits, lab coats, smocks and aprons, and also rents industrial wiping products, floormats and other non-garment items, to a variety of manufacturers, retailers and service companies. The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among the largest customers of the Company's conventional uniform rental business are divisions, units, regional operations or franchised agencies of such major organizations as General Electric Company, Honda (Canada), The Coca-Cola Company, Speedy Muffler King, Wal-Mart Stores, Inc. and E.I. du Pont de Nemours and Company. At certain specialized facilities, the Company also decontaminates and cleans work clothes that may have been exposed to radioactive materials and services special cleanroom protective wear. Typical customers for these specialized services include government agencies, research and development laboratories, high technology companies and utilities operating nuclear reactors. In fiscal 1997, the Company generated $419 million in revenue, of which approximately 68% was from the rental of uniforms and protective clothing, 22% was from the rental of non-garment items, 7% was from garment decontamination services, and 3% was from the direct sale of garments.

INDUSTRY OVERVIEW

     According to industry data compiled by the Uniform and Textile Service Association, approximately 46 million of the 128 million people in the United States civilian workforce at the beginning of 1997 wore some form of specialized work clothing. Of this total, approximately 15.4 million people worked for companies that purchased such clothing for their employees and another 6.5 million people wore uniforms rented by their employers from uniform rental companies. The Uniform and Textile Service Association estimates that uniform rental services alone generated approximately $4.8 billion and $5.3 billion in revenue during 1996 and 1997, respectively, and that this industry has grown at a compound annual rate of approximately 7.2% since 1983.

     The Company believes that the uniform industry's overall growth has resulted from increasing numbers of companies choosing to outfit their employees in uniforms in order to foster greater company identity, enhance their corporate image and improve employee safety, productivity and morale. The Company also believes that growth in the rental segment of the industry in particular will continue as businesses that might otherwise purchase uniforms realize the greater control, simplified administration and improved economics that uniform rental service programs offer. Additionally, the Company believes that the trend in the United States toward a more service-oriented economy will increase the overall demand for uniforms as businesses recognize the importance of appearance and image for people in positions that interact with the public.

     The Company believes that the top five companies in the uniform rental segment of the industry currently generate over half of the industry's volume. The remainder is divided among more than 600 smaller businesses, many of which serve one or a limited number of markets or geographic service areas and generate annual revenues of less than $1.0 million, and a small group of which have revenues of up to approximately $200 million. The uniform rental industry has experienced significant consolidation in recent years. The Company believes that ownership succession issues, the ongoing cost of complying with environmental regulations and the increase in the number of companies purchasing services through national vendors rather than on a local or regional basis will present well-capitalized firms, such as the Company, with significant opportunities for consolidation and further expansion.

BUSINESS STRATEGY

     The Company seeks to enhance its position as one of the nation's leading providers of uniforms and protective clothing by building on its core competitive strengths, which include the following:

     - Maintain Client and Geographic Diversification and Multi-Year Client Relationships. The Company believes that the geographic reach of its operations and the economic diversity of its client base not only allow it to offer outstanding service to clients on a nationwide basis but also to reduce the effects of regional economic downturns. The Company currently serves more than 100,000 customer locations in 45 states, Canada and Europe from 125 service facilities and distribution centers. During each of the past five years, no single customer accounted for more than 1% of the Company's revenues. The Company typically serves its customers pursuant to written service contracts that range in duration from three to five years.

     - Provide Superior Customer Service. The Company seeks to distinguish itself from its principal competitors through its superior customer service. The Company serves its customers through approximately 925 route salespersons, who generally interact on a weekly basis with their accounts, and more than 500 service support people, who are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees, garment repair and replacement, billing inquiries and other matters. The Company's policy is to respond to all customer inquiries and problems within 24 hours. In addition, the Company offers its customers a range of garment service options, including full-service rental programs in which garments are cleaned and maintained by the Company, leasing programs in which garments are cleaned and maintained by individual employees and direct sales of garments and related items. Because the Company designs and manufactures its own uniforms and protective clothing, it can produce custom garment programs for its larger customers, offer a diverse range of such designs within its standard line of garments, and better control the quality, price and speed at which it produces such garments.

     - Invest in Advanced Systems and Facilities. The Company's investments in systems and facilities enhance the Company's customer service, sales, marketing, inventory control and finance functions and enable the Company to effectively manage its geographically dispersed operations. The Company's proprietary management information systems are fully-networked between the Company's branch locations and its corporate headquarters. These systems provide Company personnel with access to information on the status of customers' orders, customers' specific uniform needs and usage patterns, inventory availability and shipping information. In addition, by the end of fiscal 1998, the Company expects to complete construction of its 310,000 square foot Owensboro, Kentucky distribution center, which the Company believes will be one of the largest and most advanced garment distribution facilities in the industry. The Company expects that this new facility will enable it to streamline its distribution and inventory control systems and provide it with the operational capacity to expand its direct sales business. See "Risk Factors -- Management of Growth; New Distribution Facility." The Company intends to continue to make significant investments in its management information systems and facilities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Information Systems; Year 2000."

     The Company intends to continue to grow its business by focusing on the following strategies:

     - Pursue Internal Growth Initiatives. The Company plans to achieve internal growth through new market start-ups, the expansion of sales routes, targeted marketing efforts, increased sales to existing customers and direct sales. The Company seeks to obtain new business by extending its sales efforts into contiguous market areas that can be serviced from an existing Company facility. Upon reaching threshold revenue levels in a new market area, the Company may then opt to construct or lease a customer service facility to support this developing business. In addition, the Company has initiated operations, including constructing new facilities, in market areas not yet serviced by existing facilities. During fiscal 1997, the Company launched start-up operations in San Francisco, California, New Orleans, Louisiana, Evansville, Indiana and Savannah, Georgia, and since 1992 has opened 13 service facilities in new or contiguous markets. The Company employs more than 300 trained sales representatives whose sole function is to market the Company's services to potential customers and develop new accounts. The Company also utilizes its route salespeople to maximize sales to existing customers, such as by offering uniform rental customers the opportunity to purchase non-garment items. In recent years, the Company has established a national account sales organization to target larger customers with nationwide operations for which the Company can serve as the primary supplier of garment services and has increased its emphasis on its direct sales of uniforms and specialized garments, both to its existing customers and in its business development efforts. When completed, the Company's 310,000 square foot Owensboro, Kentucky facility will not only enhance the Company's ability to service national accounts but will have space dedicated to its direct sales efforts that will enable the Company to expand its presence in this segment.

     - Leverage the Customer Base. The Company intends to continue leveraging its excellent service relationship with its uniform rental customers by offering such customers additional non-garment items, such as industrial wiping products, floormats and mops, and related services. The Company also offers such customers the opportunity to make direct purchases of uniforms and accessories. The Company intends to evaluate possible new product categories which, though not directly textile related, represent product or service needs that customers currently purchase from other sources but that could be readily made available by the Company.

     - Expand Through Acquisitions. The Company seeks to acquire uniform service businesses that have established customer bases, excellent service reputations, and the size and quality of operations necessary to serve as the Company's base for expansion in a new market or that can help grow its operations in an existing market. Since the beginning of fiscal 1993, the Company has acquired numerous businesses, including 10 which had annual revenues of more than $1.0 million at the time of purchase. The uniform rental industry has experienced significant consolidation in recent years. The Company believes that ownership succession issues, the ongoing cost of complying with environmental regulations and the increase in the number of companies purchasing services through national vendors rather than on a local or regional basis will present well-capitalized firms, such as the Company, with significant opportunities for consolidation and further expansion.

     - Develop Existing and New Niche Businesses. The Company intends to develop additional niche businesses to complement its specialized garment business, which today include its nuclear decontamination and clean-room garment services. The Company's current niche operations include Interstate Nuclear Services in the garment decontamination area, UniClean Cleanroom Services in the manufacturing process protection, aerospace and biotechnology areas, and Specialty Uniform in the custom care clothing area. To further its nuclear garment services business, the Company has shifted its customer focus away from domestic nuclear energy generation facilities towards long-term United States Department of Energy contracts and has entered the European market, where reliance on nuclear power plants for energy generation is much greater than in the United States. The Company also continues to develop its specialized cleanroom protective wear service by expanding geographic coverage from its current cleanroom sites on the West Coast and New England and by undertaking detailed site surveys for the establishment of additional processing centers. In the custom care clothing area, the Company is working to increase market penetration from its Los Angeles and Boston facilities and is actively evaluating major markets for possible additional facilities. The Company continues to evaluate other niche businesses which could capitalize on the Company's branch network and customer service orientation.

PRODUCTS AND SERVICES

     The Company provides its customers with personalized workplace uniforms and protective work clothing in a broad range of styles, colors, sizes and fabrics. The Company's uniform products include shirts, pants, jackets, coveralls, jumpsuits, smocks, aprons and specialized protective wear, such as garments for use in radioactive and clean room environments and fire retardant garments. The Company also offers non-garment items and services, such as industrial wiping products, floormats, mop dust-control service and other textile products. At certain specialized facilities, the Company also decontaminates and cleans clothes which may have been exposed to radioactive materials and services special cleanroom protective wear.

     The Company offers its customers a range of garment service options, including full-service rental programs in which garments are cleaned and serviced by the Company and lease programs in which garments are cleaned and maintained by individual employees, as well as the opportunity to purchase garments and related items directly. As part of its rental business, the Company picks up a customer's soiled uniforms or other items on a periodic basis (usually weekly) and delivers at the same time cleaned and processed replacement items. The Company's centralized services, specialized equipment and economies of scale generally allow it to be more cost effective in providing garment services than customers could be by themselves, particularly those customers with high employee turnover rates. The Company's uniform program is intended not only to help its customers foster greater company identity, but to enhance their corporate image and improve employee safety, productivity and morale. The Company typically serves its customers pursuant to written service contracts that range in duration from three to five years.

CUSTOMERS

     The Company serves businesses of all sizes in numerous industry categories. Typical customers include automobile service centers and dealers, delivery services, food and general merchandise retailers, food processors and service operations, light manufacturers, maintenance facilities, restaurants, service companies, soft and durable goods wholesalers, transportation companies, and others who require employee clothing for image, identification, protection or utility purposes. Among the largest customers of the Company's conventional uniform rental business are divisions, units, regional operations or franchised agencies of such major organizations as General Electric Company, Honda (Canada), The Coca-Cola Company, Speedy Muffler King, Wal-Mart Stores, Inc. and E.I. du Pont de Nemours and Company. The Company currently services over 100,000 customer locations in 45 states, Canada and Europe from approximately 125 service locations and distribution centers. For fiscal 1995, 1996 and 1997, the Company's garment rental operations produced approximately 67%, 67% and 68%, respectively, of its revenues, while non-garment rentals accounted for 22%, 23% and 22%, the specialized garment services business accounted for approximately 8%, 7% and 7%, and direct sales of garments accounted for 3%, of the Company's revenues during each such period. During the past five years, no single customer accounted for more than 1% of total revenues in any year.

MARKETING AND CUSTOMER SERVICE

     The Company employs more than 300 trained sales representatives whose sole function is to market the Company's services to potential customers and develop new accounts. The Company also utilizes its route salespeople to maximize sales to existing customers, such as by offering garment rental customers the opportunity to purchase non-garment items. Potential customers are contacted by mail, by telephone and in-person. Sales representatives develop their appointments through the use of an extensive, proprietary database of pre-screened and qualified business prospects. This database is built through responses to the Company's promotional initiatives, through contacts via its World Wide Web site and trade shows and through the selective use of purchased lists. The Company also endeavors to elevate its brand identity through certain advertising and promotional initiatives, including the sponsorship of a NASCAR auto racing team.

     The Company believes that customer service is the most important element in developing and maintaining its market position and that its emphasis on customer service is reflected throughout its business. The Company serves its customers through approximately 925 route salespersons, who generally interact on a weekly basis with their accounts, and more than 500 service support people, who are charged with expeditiously handling customer requirements regarding the outfitting of new customer employees, garment repair and replacement, billing inquiries and other matters. The Company's policy is to respond to all customer inquiries and problems within 24 hours.

     The Company's customer service function is supported by its fully-networked management information systems, which provide Company personnel with access to information on the status of customers' orders, inventory availability and shipping information, as well as information regarding customers' individual employees, including names, sizes, uniform styles and colors. The Company has recently established a national account sales group that targets larger customers with nationwide operations for which the Company can serve as the primary supplier of garment services. The Company currently employs four persons in its national account sales organization and it intends to expand this group as it becomes more established.

COMPETITION

     The uniform rental and sales industry is highly competitive. The Company believes that the top five companies in the uniform rental segment of the industry currently generate over half of the industry's volume. The remainder of the market, however, is divided among more than 600 smaller businesses, many of which serve one or a limited number of markets or geographic service areas and generate annual revenues of less than $1.0 million, and a small group of which have revenues of up to approximately $200 million. Although the Company is one of the larger companies engaged in the uniform rental and sales business, there are other firms in the industry which are larger and have greater financial resources than the Company. The Company's leading competitors include ARAMARK Corporation, Cintas Corporation, G&K Services, Inc. and Unitog Company. In addition to its traditional rental competitors, the Company may increasingly compete in the future with businesses that focus on selling uniforms and other related items. The principal methods of competition in the industry are quality of service and price. The Company also competes with industry competitors for acquisitions, which has the effect of increasing the price for acquisitions and reducing the number of available acquisition candidates. The Company believes that its ability to compete effectively is enhanced by the superior customer service and support that it provides its customers.

MANUFACTURING AND SOURCING

     The Company manufactured approximately 55% of all garments which it placed in service during fiscal 1997. These included work pants manufactured at its plant in Luquillo, Puerto Rico, shirts manufactured at its plant in Cave City, Arkansas, and jackets and certain specialty garments manufactured at its plant in Wilburton, Oklahoma. The balance of the garments used in its programs are purchased from a variety of industry suppliers. While the Company currently acquires the raw materials with which it produces its garments from a limited number of suppliers, the Company believes that such materials are readily available from other sources. To date, the Company has experienced no significant difficulty in obtaining any of its raw materials or supplies.

EMPLOYEES

     At August 30, 1997, the Company employed approximately 7,000 persons, about 5% of whom are represented by unions pursuant to six separate collective bargaining agreements. The Company considers its employee relations to be good.

FACILITIES

     At August 30, 1997, the Company owned or occupied 128 facilities containing an aggregate of approximately 3.3 million square feet located in the United States, Canada, Puerto Rico and the Netherlands. These facilities include its garment manufacturing plants in Luquillo, Puerto Rico, Cave City, Arkansas, and Wilburton, Oklahoma, as well as 11 decontamination facilities located in Massachusetts, New Mexico, California, Washington, Hawaii, Pennsylvania, South Carolina, Virginia, Georgia, Illinois and The Netherlands. The Company owns 74 of these facilities containing approximately 2.5 million square feet, and, by the end of fiscal 1998, expects to complete construction of its 310,000 square foot Owensboro, Kentucky distribution center, which the Company believes will be one of the largest and most advanced garment distribution facilities in the industry. The Company believes that by owning its manufacturing facilities, it can produce custom garment programs for its larger customers, offer a diverse range of designs within its standard line of garments and better control the quality, price and speed at which it produces such garments. The Company also believes that its industrial laundry facilities are among the most modern in the industry.

     The Company owns substantially all of the machinery and equipment used in its operations. In the opinion of the Company, all of its facilities and its production, cleaning and decontamination equipment have been well maintained, are in good condition and are adequate for the Company's present needs. The Company also owns and leases a fleet of approximately 1,700 delivery vans, trucks and other vehicles. The Company believes that these vehicles are in good repair and are adequate for the Company's present needs.

ENVIRONMENTAL MATTERS

     The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, the generation, handling, storage, transportation, treatment and disposal of hazardous wastes and other substances. In particular, industrial laundries use and must dispose of detergent waste water and other residues. The Company is attentive to the environmental concerns surrounding the disposal of these materials and has through the years taken measures to avoid their improper disposal. In the past, the Company has settled, or contributed to the settlement of, actions or claims brought against the Company relating to the disposal of hazardous materials and there can be no assurance that the Company will not have to expend material amounts to remediate the consequences of any such disposal in the future. Further, under environmental laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in or emanating from such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurances that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of liability upon the Company under such laws or expose the Company to third-party actions such as tort suits.

     In addition, the federal Environmental Protection Agency has recently proposed a federal environmental regulatory framework applicable to industrial laundry operations that would replace local regulations. Scheduled to take effect in 1999, these regulations, if implemented as proposed, would require the Company to expend substantial amounts on compliance, thereby increasing the Company's operating costs and capital expenditures. To the extent such costs and expenses could not be offset through price increases, the Company's results of operations could be adversely affected.

     The Company's nuclear garment decontamination facilities are licensed by the Nuclear Regulatory Commission, or in certain cases by the applicable state agency, and are subject to regulation by federal, state and local authorities. In recent years, there has been increased scrutiny and, in certain cases, regulation of nuclear facilities or related services that have resulted in the suspension of operations at certain nuclear facilities served by the Company or disruptions of the Company's ability to service such facilities. There can be no assurance that such increased scrutiny will not lead to the shut-down of such facilities or otherwise cause material disruptions in the Company's garment decontamination business.

LEGAL PROCEEDINGS

     From time to time the Company is subject to legal proceedings and claims arising from the conduct of its business operations, including personal injury, customer contract disputes, employment claims and environmental matters as described above. The Company maintains insurance coverage providing indemnification against many of such claims. In the opinion of the Company, the ultimate disposition of these matters on an aggregate basis will not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of the date of this Prospectus with respect to the directors and executive officers of the Company.

NAME                                         AGE     POSITION
----                                         ---     --------
Aldo Croatti.............................    80      Chairman of the Board of Directors
Ronald D. Croatti........................    54      Vice Chairman of the Board of Directors,
                                                     President and Chief Executive Officer
Cynthia Croatti..........................    42      Treasurer and Director
Albert Cohen.............................    70      Director
Donald J. Evans..........................    72      Director
Reynold L. Hoover........................    70      Director
Robert L. Croatti........................    61      Executive Vice President
John B. Bartlett.........................    56      Senior Vice President and Chief Financial
                                                     Officer
Bruce P. Boynton.........................    49      Vice President, Canadian Operations
Dennis G. Assad..........................    52      Vice President, Sales and Marketing

     The principal occupation and positions for the past five years of the directors and executive officers named above are as follows:

     ALDO CROATTI has been Chairman of the Board since the Company's incorporation in 1950 and of certain of its predecessors since 1940.

     RONALD D. CROATTI joined the Company in 1965. Mr. Croatti became director of the Company in 1982 and Vice Chairman of the Board in 1986 and has served as Chief Executive Officer since 1991 and President since August 31, 1995. Mr. Croatti has overall responsibility for the management of the Company.

     CYNTHIA CROATTI joined the Company in 1980. Ms. Croatti has served as director since 1995 and Treasurer since 1982 and, in addition, has primary responsibility for overseeing the purchasing and direct sales functions of the Company.

     REYNOLD L. HOOVER has served as director of the Company since 1983. Mr. Hoover has been an Environmental Consultant since 1995. From 1991 to 1995, Mr. Hoover served as Manager of Environmental Affairs for The Stanley Works, a manufacturer of hand tools.

     ALBERT COHEN has served as director of the Company since 1989. Mr. Cohen is Chairman of the Board and Chief Executive Officer of Electronic Space Systems Corporation, a manufacturer of aerospace ground equipment.

     DONALD J. EVANS has served as director of the Company since 1973. Mr. Evans has served as General Counsel and First Deputy Commissioner, Massachusetts Department of Revenue, since November 1996. Prior to that time, Mr. Evans was a partner in the law firm of Goodwin, Procter & Hoar LLP, the Company's general counsel.

     ROBERT L. CROATTI joined the Company in 1959. Mr. Croatti has served as Executive Vice President since 1986 and has primary responsibility for overseeing the rental operations of the Company.

     JOHN B. BARTLETT joined the Company in 1977. Mr. Bartlett has served as Senior Vice President and Chief Financial Officer since 1986 and has primary responsibility for overseeing the financial functions of the Company, as well as its human resources and information systems departments.

     BRUCE P. BOYNTON joined the Company in 1976. Mr. Boynton has served as Vice President, Canadian Operations since 1986 and is the chief operating officer for the Company's Canadian operations.

     DENNIS G. ASSAD joined the Company in 1975. Mr. Assad has served as Vice President, Sales and Marketing since 1995 and has primary responsibility for overseeing the sales and marketing functions of the Company. Prior to that time, Mr. Assad served as a Regional General Manager of the Company.

     Ronald D. Croatti, Cynthia Croatti and Robert L. Croatti are a son, daughter and nephew, respectively, of Aldo Croatti.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information concerning the beneficial ownership of shares of Common Stock and Class B Common Stock, as of January 30, 1998, and as adjusted to reflect the sale of Common Stock offered hereby, by Aldo Croatti, the Selling Stockholder and each person known by the Company to beneficially own 5% or more of the Common Stock or Class B Common Stock. Except as otherwise specified, the named beneficial owner has sole voting and investment power.

                              SHARES BENEFICIALLY OWNED PRIOR TO
                                           OFFERING                                SHARES BENEFICIALLY OWNED AFTER OFFERING
                           ----------------------------------------               ------------------------------------------
                                                        PERCENTAGE     NUMBER                                    PERCENTAGE
                                                        OF COMBINED      OF         NUMBER                      OF COMBINED
                           NUMBER OF                      VOTING       SHARES         OF                           VOTING
                             SHARES       OWNERSHIP        POWER       OFFERED      SHARES       OWNERSHIP         POWER
          NAME               OWNED      PERCENTAGE(1)     (1)(2)         (3)        OWNED      PERCENTAGE(1)       (1)(2)
          ----             ---------    -------------   -----------    -------      ------     -------------    -----------
Aldo Croatti(4)..........  10,199,060       49.7%          76.1%      2,000,000   8,199,060         40.0%           70.7%
Marie Croatti(5).........   1,448,132        7.1%          10.2%              0   1,448,132          7.1%           11.8%
William Blair &
  Company, L.L.C.(6).....   1,119,325        5.5%             *               0   1,119,325          5.5%            1.0%
Societe Generale Asset
  Management Corp.(7)....     799,500        3.9%             *               0     799,500          3.9%              *

---------------

  * Less than one percent.

(1) Percentages are based upon 7,903,864 shares of Common Stock and 12,606,744 shares of Class B Common Stock outstanding on January 30, 1998, and 9,903,864 shares of Common Stock and 10,606,744 shares of Class B Common Stock after the Offering, respectively. See Note (3) below.

(2) Each share of Common Stock has one vote and each share of Class B Common Stock has ten votes.

(3) All of the shares offered hereby by the Selling Stockholder are shares of Class B Common Stock, which will automatically convert into shares of Common Stock upon their sale in the Offering. See "Description of Capital Stock." If the Underwriters' over-allotment option is exercised in full, Mr. Croatti, the Selling Stockholder, will sell an additional 300,000 shares. Following such sale, Mr. Croatti would own 38.5% of the aggregate number of outstanding shares of Common Stock and Class B Common Stock (with 69.7% of the combined voting power of the outstanding shares of Common Stock and Class B Common Stock).

(4) All shares shown are shares of Class B Common Stock, representing 80.9% of such class, owned by The Aldo A. Croatti Trust -- 1983, of which Aldo Croatti is the sole trustee and a beneficiary. The information presented does not include any shares owned by Mr. Croatti's wife or children, as to which shares Mr. Croatti disclaims any beneficial interests. Mr. Croatti's address is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, Massachusetts 01887.

(5) Includes 423,168 shares of Class B Common Stock and 84,792 shares of Common Stock owned of record by Marie Croatti, the wife of the Selling Stockholder, as Trustee under several trusts, the beneficiaries of which are the grandchildren of Aldo Croatti, as to which shares Mrs. Croatti disclaims any beneficial interest. Mrs. Croatti individually owns 940,172 shares of Class B Common Stock, representing 7.5% of such class. Mrs. Croatti's address is c/o UniFirst Corporation, 68 Jonspin Road, Wilmington, Massachusetts 01887.

(6) The address of William Blair & Company, L.L.C. is 222 West Adams Street, Chicago, IL 60606. William Blair & Company, L.L.C. owns shares of Common Stock only, representing 14.2% of such class as of February 28, 1998 and 11.3% of such class after the Offering. The Company has relied solely upon information provided by William Blair & Company, L.L.C.

(7) The address of Societe Generale Asset Management Corp. is 1221 Avenue of the Americas, New York, New York 10020. Societe Generale Asset Management Corp. shares voting power over the shares listed with its investment advisory client(s). The Company has relied solely upon the information set forth in
    Schedule 13G, dated January 28, 1998, filed with the Securities and Exchange Commission (the "Commission").

                          DESCRIPTION OF CAPITAL STOCK

     General. The Company has authorized (i) 30,000,000 shares of Common Stock, par value $0.10 per share and (ii) 20,000,000 shares of Class B Common Stock par value $0.10 per share. Except as set forth below, shares of Class B Common Stock are identical in all respects to shares of Common Stock. The Company has also authorized a class of Preferred Stock, par value $1.00 per share, to have such terms, rights and preferences as may be designated by the Board of Directors. No Preferred Stock has been designated or issued as of the date of this Prospectus.

     Voting. Each share of Common Stock is entitled to one vote per share. Each share of Class B Common Stock is entitled to ten votes per share. All actions submitted to a vote of stockholders are voted on by holders of Common Stock and Class B Common Stock voting together as a class, except for the election for directors and as otherwise set forth below. With respect to the election of directors, holders of Common Stock vote as a separate class to elect 25% of the total number of directors. Holders of Common Stock have the sole right to remove directors elected by them. Holders of Common Stock and holders of Class B Common Stock, voting together as a single class, have the right to elect the remaining directors. In addition, the affirmative vote of the prescribed majority of the outstanding shares of Common Stock or Class B Common Stock, voting as separate classes, is required to approve any matters that require class votes under the Business Corporation law of the Commonwealth of Massachusetts.

     Dividends. Holders of Common Stock are entitled to a cash dividend on each outstanding share equal to 125% of the cash divided payable on each outstanding share of Class B Common Stock when and if declared by the Company's Board of Directors. In the case of dividends or other distributions payable on the Common Stock or the Class B Common Stock in shares of such stock, including distributions pursuant to stock splits or dividends, Common Stock shall be payable only to holders of Common Stock and Class B Common Stock shall be payable only to holders of Class B Common Stock. In no event will either Common Stock or Class B Common Stock be split up, subdivided, combined or reclassified unless the shares of the other class are proportionately split up, subdivided or reclassified. The Board of Directors may vary the rate of cash dividend payable on shares of Common Stock or Class B Common Stock, but in no event may holders of Common Stock receive a cash dividend of less than 125% of the cash dividend paid on each share of Class B Common Stock.

     Merger or Consolidation of the Company. In the case of any consolidation or merger of the Company as a result of which the stockholders of the Company are entitled to receive cash, stock, other securities or other property with respect to or in exchange for such stock, or in the case of any liquidation of the Company as an entity, each holder of Common Stock and Class B Common Stock will be entitled to receive an equal amount of consideration for each share of Common Stock or Class B Common Stock surrendered in such merger, consolidation or liquidation.

     Restrictions on Transfer of Class B Common Stock; Convertibility of Class B Common Stock into Common Stock. As more fully described in the Company's Restated Articles of Organization, the transferability of the Class B Common Stock is significantly restricted. In the case of holders of Class B Common Stock who are individuals, permitted transfers include transfers to certain family members of the holder and certain entities controlled by, or for the benefit of, the holder or such family members. The Class B Common Stock is convertible at all times and without cost to the holder (except for any transfer taxes that may be payable) into Common Stock on a share for share basis.

     Further Issuances of Class B Common Stock. Additional shares of Class B Common Stock will not be issued except in connection with stock splits, dividends or similar recapitalizations or if such additional issuance is approved by the Company's Board of Directors and the holders of the required numbers of shares of Common Stock and Class B Common Stock voting as separate classes.

     Termination and Conversion of Class B Common Stock. All outstanding shares of Class B Common Stock will automatically be converted into Common Stock on a share-for-share basis (i) at any time the number of shares of Class B Common Stock falls below 10% of the aggregate number of outstanding shares of Common Stock and Class B Common Stock combined, (ii) at any time the Company's Board of Directors and the holders of a majority of the outstanding shares of Class B Common Stock approve the conversion of all shares of Class B Common Stock into Common Stock or (iii) if, as a result of the existence of the Class B Common Stock, the Common Stock becomes excluded from trading on the New York Stock Exchange and all other national securities exchanges and is also excluded from quotation on the Nasdaq or any other national quotation system.

     Potential Anti-Takeover Effects of Class B Common Stock and Charter and By-Law Provisions. The voting control by the Selling Stockholder and certain of his family members and certain provisions of Massachusetts law, the Company's Restated Articles of Organization and the By-laws could discourage or frustrate future attempts to effect a change in control of the Company (for example by means of tender offer for, or open market purchases of, Common Stock) that are not approved by the Selling Stockholder. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Company's Board of Directors is divided into three classes with directors in each class elected for three year terms, which would make it difficult for any third party to gain control of Company's Board of Directors. The Restated Articles of Organization and the By-laws also impose various procedural and other requirements which would make it difficult to affect certain corporate actions. Shares of preferred stock may be issued by the Board of Directors without stockholder approval on such terms as the Board may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could make it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of preferred stock.

                                  UNDERWRITING

     William Blair & Company, L.L.C., as Underwriter ("Blair"), subject to the terms and conditions set forth in the Underwriting Agreement by and among the Company, the Selling Stockholder and Blair (the "Underwriting Agreement"), has agreed to purchase from the Selling Stockholder the 2,000,000 shares of Common Stock (excluding the over-allotment shares) offered hereby.

     The nature of Blair's obligations under the Underwriting Agreement is such that all shares of the Common Stock offered hereby, excluding shares covered by the over-allotment option granted to Blair, must be purchased if any are purchased.

     Blair has advised the Company and the Selling Stockholder that it proposes to offer the Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than $.71 per share. Additionally, Blair may allow, and such dealers may re-allow, a concession not in excess of $.10 per share to certain other dealers. After the shares are released for sale to the public, the public offering price and other selling terms may be changed by Blair.

     The Selling Stockholder has granted to Blair an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the same price per share to be paid by Blair for the other shares offered hereby. Blair may exercise the option for the purpose of covering over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

     The Company, the Selling Stockholder and the Company's directors and executive officers have agreed, subject to certain exceptions, that they will not sell, offer to sell, issue, distribute or otherwise dispose of any shares of Common Stock or any options, rights or warrants with respect to any shares of Common Stock or register any shares of Common Stock for sale under the Securities Act, for a period of 90 days after the date of this Prospectus without the prior written consent of Blair, except that the Selling Stockholder may sell shares pursuant to the over-allotment option.

     In connection with the Offering, Blair may engage in transactions that may stabilize, maintain or otherwise affect the market price of the Common Stock, including stabilizing bids, short-covering transactions or the imposition of penalty bids. A "stabilizing bid" is a bid for, or the purchase of, the Common Stock on behalf of Blair for the purposes of fixing or maintaining the price of the Common Stock. A "short-covering transaction" is a bid for, or the purchase of, the Common Stock on behalf of Blair to reduce a short position incurred by Blair in connection with the Offering. A "penalty bid" is an arrangement permitting Blair to reclaim the selling concession otherwise accruing to a broker-dealer in connection with the Offering if the Common Stock originally sold by such broker-dealer is purchased by Blair in a stabilizing or covering transaction and has therefore not been effectively placed by such broker-dealer. Blair has advised the Company that such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     The Company and the Selling Stockholder have agreed to indemnify Blair and its controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Blair may be required to make in respect thereof.

     As of February 28, 1998, Blair owned beneficially approximately 1,119,325 shares of the Common Stock. See "Principal and Selling Stockholders."

                                 LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Sidley & Austin, Chicago, Illinois is acting as counsel for William Blair & Company, L.L.C. in connection with certain legal matters relating to the Common Stock offered hereby.

                                    EXPERTS

     The consolidated financial statements and schedule of the Company incorporated by reference in the Prospectus and elsewhere in the Registration Statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Copies of reports, proxy and information statements and other information regarding registrants that file electronically (including the Company) are available on the Commission's website at http://www.sec.gov.

     The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended August 30, 1997; (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 29, 1997; and (iii) the description of the Company's Common Stock contained in the registration statement on Form 8-A filed by the Company with the Commission.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for such copies should be directed to the Company's principal office: UniFirst Corporation, 68 Jonspin Road, Wilmington, Massachusetts 01887, Attn: John B. Bartlett (978) 658-8888.

(1) Picture of a typical local stockroom of the Company.

(2) Picture of a Company employee loading a washing machine at a Company facility.

(3) Picture of a route salesman of the Company.

(4) Picture of three employees of customers of the Company wearing the Company's uniforms.

================================================================================

     NO DEALER, SALES REPRESENTATIVE OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDER OR WILLIAM BLAIR & COMPANY, L.L.C. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
Safe Harbor for Forward-Looking
  Statements..........................    9
Use of Proceeds.......................    9
Price Range of Common Stock and
  Dividend Policy.....................   10
Selected Consolidated Financial
  Data................................   11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   12
Business..............................   18
Management............................   24
Principal and Selling Stockholders....   25
Description of Capital Stock..........   26
Underwriting..........................   28
Legal Matters.........................   28
Experts...............................   29
Available Information.................   29
Incorporation of Certain Documents by
  Reference...........................   29


                                2,000,000 SHARES




                                [UNIFIRST LOGO]



                                  COMMON STOCK



                              --------------------
                                   PROSPECTUS
                                 March 18, 1998
                              --------------------





                            WILLIAM BLAIR & COMPANY

================================================================================